UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 20, 2011

CommerceFirst Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Maryland	0-51104	52-2180744
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1804 West Street, Suite 200, Annapolis MD 21401

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: 410.280.6695

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement

On December 20, 2011, CommerceFirst Bancorp, Inc., a Maryland corporation (the “Company”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sandy Spring Bancorp, Inc., a Maryland corporation (“Sandy Spring”), pursuant to which the Company will merge with and into Sandy Spring, with Sandy Spring surviving the merger (the “Merger”). In connection with the Merger Agreement, CommerceFirst Bank, the Company’s wholly owned subsidiary bank, and Sandy Spring Bank, Sandy Spring’s wholly owned subsidiary bank (“Sandy Spring Bank”), entered into a separate Plan of Bank Merger (the “Bank Merger Agreement”) pursuant to which CommerceFirst Bank will be merged with and into Sandy Spring Bank, with Sandy Spring Bank surviving the merger (the “Bank Merger”). The Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger and Bank Merger, have been approved by the Board of Directors of each of the Company and Sandy Spring, as well as by the Company, as sole shareholder of CommerceFirst Bank.

Subject to the terms and conditions of the Merger Agreement, upon consummation of the Merger, each outstanding share of common stock of the Company will be automatically converted into and exchangeable for the right to receive either: (i) $13.60 in cash (the “Cash Consideration”), or (ii) 0.8043 of a share (“Exchange Ratio”) of Sandy Spring’s common stock (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). The Merger Agreement provides that 50% of the outstanding shares of Company common stock will be converted into Stock Consideration and 50% of the outstanding shares of Company common stock will be converted into Cash Consideration. Each stockholder of the Company will be entitled to elect the number of shares of Company common stock held by such stockholder that will be exchanged for the Stock Consideration or the Cash Consideration subject to proration in the event that a selected form of consideration is over-elected.

The Cash Consideration per share and the Stock Consideration per share are subject to reduction in the event that the Company’s consolidated stockholder’s equity as of the end of the calendar month prior to the month in which the Merger is expected to become effective, calculated in accordance with generally accepted accounting principles, excluding the impact of fees and expenses related to the Merger Agreement and the Merger, is less than $23,761,000, which was the Company’s consolidated stockholder’s equity at September 30, 2011. No fractional shares of Sandy Spring common stock will be issued in connection with the Merger

The Merger is intended to be tax-free to the shareholders of the Company to the extent that they receive shares of Sandy Spring in exchange for their Company common stock.

The Merger Agreement contains customary representations, warranties and covenants from both the Company and Sandy Spring. Among other covenants, the Company has agreed: (i) to convene and hold a meeting of its shareholders to consider and vote upon the Merger, (ii) that, subject to certain exceptions, the board of directors of the Company will recommend the adoption and approval of the Merger and the Merger Agreement by its shareholders, and (iii) not to (A) solicit alternative third-party acquisition proposals or, (B) subject to certain exceptions, conduct discussions concerning or provide confidential information in connection with any alternative third-party acquisition proposal.

Completion of the Merger is subject to various customary conditions, including, among others: (i) approval of the Merger and the Merger Agreement by the shareholders of the Company, (ii) receipt of required regulatory approvals, (iii) the absence of legal impediments to the Merger and (iv) the absence of certain material adverse changes or events. The Merger Agreement contains certain termination rights for the Company and Sandy Spring, as the case may be. The Merger Agreement further provides that, upon termination of the Merger Agreement under certain circumstances, the Company will be required to pay to Sandy Spring a termination fee of $1,000,000.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

In connection with the Merger Agreement, Richard J. Morgan, President and Chief Executive Officer of the Company and CommerceFirst Bank, entered into an employment agreement with Sandy Spring Bank, contingent upon and effective as of the effectiveness of the Bank Merger, pursuant to which Mr. Morgan would be employed by Sandy Spring Bank as Senior Vice President and Market President for the greater Annapolis region and Prince George’s County market. Mr. Morgan would also have responsibility for management of SBA lending activity across all Sandy Spring Bank markets. Under this agreement, Mr. Morgan also agrees to certain noncompetition covenants covering two years after termination of his employment with Sandy Spring.

The directors of the Company, in their capacities as shareholders of the Company, entered into a Voting Agreement with Sandy Spring with respect to the shares of Company common stock which they can vote. The Voting Agreement requires, among other things, that such persons vote for approval of the Merger and the Merger Agreement. Such shareholders collectively own approximately 21.9% of the outstanding shares of Company common stock. The form of Voting Agreement is attached as Exhibit 99.2 and is incorporated herein by reference. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement.

The representations and warranties contained in the Merger Agreement are not intended to, and do not, modify the statements and information about the Company contained in its periodic reports on Forms 10-K, 10-Q and 8-K, or the information contained in other documents filed with the Securities and Exchange Commission or its banking regulators. Representations and warranties in agreements such as the Merger Agreement are not intended as statements of fact, but rather are negotiated provisions which allocate risks related to the subject matter of the statements between the parties to the agreement. Additionally, the representations and warranties are modified in the Agreement by materiality standards and conditions, and clarifications, exclusions and exceptions set forth on schedules and exhibits which are not public documents. As such, readers should not place reliance on the representations and warranties as accurate statements of the current condition of any party to the agreement, their respective subsidiaries, operations, assets or liabilities.

Item 5.03	Amendments to the Articles of Incorporation or Bylaws; Change in Fiscal Year

On December 20, 2011, the Board of Directors of the Company unanimously approved an amendment to the Company’s bylaws to eliminate the requirement that proxies be notarized and filed with the Secretary of the Company prior to the record date for the meeting to which they relate. The amendment conforms the bylaws to the Company’s prior practice. The amendment, effective immediately, results in Section 2.8 of the Bylaws being amended and restated to read in its entirety as follows:

“2.8 Proxies. At all meetings of shareholders, a shareholder may vote by proxy executed in writing by the shareholder or by his duly authorized attorney in fact. Proxies solicited on behalf of the management shall be voted as directed by the shareholder or, in the absence of such direction, as determined by a majority of the Board of Directors. No proxy shall be valid after Eleven (11) months from the date of its execution, unless otherwise provided in the proxy. For the purpose of providing Notice of Meetings to shareholders of record for whom valid proxies are on file with the Corporation, notice shall be given to the shareholder, and not the proxy holder as provided in Section 2.5.”

Item 9.01 Financial Statements and Exhibits

(a)	Financial Statements of Business Acquired. Not applicable.

(b)	Pro Forma Financial Information. Not applicable.

(c)	Shell Company Transactions. Not applicable.

(d)	Exhibits.

2.1	Agreement and Plan of merger, dated as of December 20, 2011, by and between Sandy Spring Bancorp, Inc and CommerceFirst Bancorp, Inc.

3.2	Amended and Restated Bylaws of CommerceFirst Bancorp, Inc.

99.1	Press Release dated December 20, 2011

99.2	Form of Voting Agreement

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCEFIRST BANCORP, INC.

By:	/s/ Richard J. Morgan
Richard J. Morgan, President & Chief Executive Officer

Dated: December 21, 2011